SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2016

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):              .)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):              .)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated January 29, 2016 in respect of Final Amount of the Transaction Consideration in relation to the Disposal of Telecommunications Towers and related assets.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile broadband services, which consisted of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses, and network infrastructures; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, mobile broadband services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, mobile broadband services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: February 1, 2016

	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

FINAL AMOUNT OF THE TRANSACTION CONSIDERATION

IN RELATION TO

THE DISPOSAL OF TELECOMMUNICATIONS TOWERS

AND RELATED ASSETS

Reference is made to the announcements dated 14 October 2015, 30 October 2015 and 2 November 2015 and the circular dated 29 October 2015 (the “Circular”) issued by China Unicom (Hong Kong) Limited (the “Company”) in connection with the disposal of certain telecommunications towers and related assets through the Company’s wholly-owned subsidiaries, China United Network Communications Corporation Limited (“CUCL”) and Unicom New Horizon Telecommunications Company Limited, to China Tower Corporation Limited (the “Tower Company”). Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

As stated in the announcement of the Company dated 14 October 2015, the final amount of the Transaction Consideration is determined as follows:

Consideration =	(1)	Appraised value of the Assets

Less	(2)	Amortisation and depreciation of the Assets for the period commencing from the relevant reference date and the Completion Date based on the appraised value and the usable period of the Assets

Less	(3)	the value of the excluded Assets

Add	(4)	the value of the Newly Included Assets

The amortisation and depreciation amount is determined by reference to the appraised value and the remaining usable life of the Assets as determined in the Asset Appraisal Report.

After taking into account of the appraised value of the Assets filed under the PRC laws and regulations, the ascertained appraisal value and book value are RMB63.351 billion (equivalent to approximately HK$75.336 billion) and RMB53.233 billion (equivalent to approximately HK$63.304 billion), respectively.

The Board is pleased to announce that, the final amount of the Transaction Consideration is determined to be RMB54.658 billion (equivalent to approximately HK$64.998 billion). The Tower Company would allot and issue 33,335,836,822 shares to CUCL at an issue price of RMB1 per share and the balance of the Transaction Consideration (RMB21.322 billion (equivalent to approximately HK$25.356 billion)) would be settled in cash.

Following the issue of the Consideration Shares by the Tower Company, the Tower Company will be owned by CUCL as to 28.1%, China Mobile Communication Company Limited as to 38.0%, China Telecom Corporation Limited as to 27.9% and China Reform Holdings Corporation Limited as to 6.0%.

The Company has realised a gain arising from the Transaction which is calculated based on the surplus of the final amount of the Transaction Consideration over the book value of the Assets (subject to relevant tax and fees) as of the Completion Date. The book value of the Assets and relevant tax and fees are determined upon completion of the audit. As the Company owns 28.1% of the share capital of the Tower Company, only 71.9% of the aforesaid gain will be recognised upon Completion and the remaining 28.1% of the aforesaid gain will need to be deferred over the remaining useful life of the Assets.

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.84091 = HK$1. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By Order of the Board of China Unicom (Hong Kong) Limited YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 29 January 2016

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board comprises:

Executive directors	:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny